LAW OFFICES
SAIDIS, FLOWER & LINDSAY
A PROFESSIONAL CORPORATION
26 WEST HIGH STREET
CARLISLE, PENNSYLVANIA 17013
TELEPHONE: (717) 243-6222 — FACSIMILE: (717) 243-6486
EMAIL: attorney@sfl-law.com
www.sfl-law.com

JOHN E. SLIKE	CAMP HILL OFFICE:
ROBERT C. SAIDIS	2109 MARKET STREET
JAMES D. FLOWER, JR	CAMP HILL, PA 17011
CAROL J. LINDSAY	TELEPHONE: (717)737-3405
JOHN B. LAMPI	FACSIMILE: (717)737-3407
MICHAEL L. SOLOMON
GEORGE F. DOUGLAS, III
DEAN E. REYNOSA	REPLY TO CARLISLE
THOMAS E. FLOWER
MARYLOU MATAS
SUZANNE C. HIXENBAUGH
April 10, 2007
Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Comm Bancorp, Inc. Schedule TO-O filed March 19, 2007 SEC File No. 5-40259
Dear Ms. Chalk:
     This letter is in response to the comment letter dated April 5, 2007, addressed to me in connection with the above-captioned filing. Moreover, accompanying this letter is a written statement in the form of a letter to you from Scott A. Seasock, Chief Financial Officer of Comm Bancorp, Inc. acknowledging certain matters as delineated in your letter of April 5, 2007. The Seasock letter should be considered incorporated by reference into this response letter to your comments. We have set forth your comments in numerical order and our responses thereto.
Schedule TO — Offer to Purchase
Fairness of the Offer, Page 6
1.	We note that the Board of Directors is not making any recommendation to its stockholders as to whether to tender into the offer. However, the Board states in this section that the offer “is fair and in the best interests of Bancorp and all of its stockholders.” In addition, the Board obtained a fairness opinion from Danielson Capital, LLC to the effect that the consideration to be received in the offer is fair, from a financial point of view, to the stockholders. Please explain why the Board is stating that the offer is fair, but is not recommending it.
Response:	Your attention is directed to the last paragraph of the form of fairness opinion at Exhibit I to the Offer to Purchase: “Based on these analyses and comparisons, it is our opinion that the FMV range at which to purchase shares of Comm Bancorp’s stock in a “modified Dutch auction” is from $46 to $52 per share. This price range is fair, from a financial point of view, to both those shareholders who receive cash through the tender offer and those who retain their shares.” (Emphasis added).

Christina Chalk

April 10, 2007
Furthermore, throughout the text of the Offer to Purchase, Comm Bancorp, Inc. gives notice to its stockholders that it is making no recommendation as to tender or not to tender shares. For example, on the front page of the Offer to Purchase for Cash in bold lettering it states: “OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, OUR FINANCIAL ADVISOR NOR THE DEALER MANAGER OR THE INFORMATION AGENT MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOUR SHARES SHOULD BE TENDERED.” (Emphasis added).

Moreover, Comm Bancorp, Inc. discloses its reasons for the purposes and reasons for the tender offer. See, “Offer to Purchase — Special Factors — 1. Purposes and Reasons for the Offer.”
2.	On page 8, you state that the Board considered purchase prices paid in prior stock repurchases during the last two years. Expand to describe how the Board considered such repurchases, and how the prices paid compared to the offer price range in this offer.
Response:	The Board purchased 20,594 shares at a range from $37.75 to $41.80 per share in 2005 and 8,840 shares at a range from $40.91 to $43.16 per share in 2006. These repurchases have been disclosed in other 1934 Act filings with the Commission. These prices are less than the lowest price of the tender offer range which is from $46 to $52 per share. The Board bought these shares at the then current market value and considered such purchases to be a good use of the company’s available funds.
Fairness Opinion of Danielson Capital, LLC, page 8
3.	We note the disclosure in this section indicating that Danielson received “other financial information” concerning Bancorp besides what it contained in its periodic reports. To the extent that Danielson received non-public financial forecasts and projections for use in its fairness analysis, these should be disclosed so that shareholders may fully assess and understand the Danielson analyses. In addition, to the extent that the document is revised to include such forecasts and projections, you must describe the material assumptions upon which they are based.

Christina Chalk

April 10, 2007
Response:	Danielson Capital relied on publicly-available financial information and on disclosure in Comm Bancorp’s 10-K and other 1934 Act filings with respect to number of shareholders, price ranges and dividends on the stock, stockholdings of management and the management discussion and analysis disclosure. Danielson Capital asked management if there were any unusual or non-recurring items that management anticipated in 2007 and management replied that there were no such items. There were no non-public forecasts and projections received by Danielson Capital in preparing its opinion.
Review of Premiums Paid in Other Stock Purchase Transactions, page 10
4.	Explain how Danielson Capital reached the conclusion that “a small premium of up to 15% is appropriate for this transaction.”
Response:	As this is a “modified Dutch auction”, stockholders are not compelled to tender their shares to the company. In a “going private transaction” (“GPT”) where stockholders are compelled to tender their shares the premium is likely to be higher than in a modified Dutch Auction. In the GPTs that Danielson Capital reviewed since 2002, the median premium paid was 13% to 14%, but there were very wide variances with two GPTs below the current market price and several over 20%. Based on the above and its experience in valuing bank stocks, Danielson Capital chose a premium over market of up to 15%.
Discounted Cash Flow and Terminal Value Analysis, page 10
5.	Describe the material assumptions underlying Danielson Capital’s assumed annual net income growth of 7% and dividends paid out on capital in excess of 7.5% of assets. Similarly, explain how Danielson selected the discount rate of 12% as the “appropriate rate of return.”
Response:	Item 5 — The assumptions in the discounted cash flow were based on Danielson Capital’s knowledge and experience in valuing bank stocks. The following data was used in determining net income growth, minimum capital levels and the discount rate.
Net income growth of 7%:
•	From 2002 to 2006 Comm Bancorp’s net income grew at an annual rate of 5.1% and from 2003 to 2006 the annual rate was 10.5%.

Christina Chalk

April 10, 2007
•	The increase in 2006 over 2005 was 22%.

•	The increase in 2005 over 2004 was 10%.

•	The median annual growth in net income for commercial banks in Pennsylvania with assets between $250 million and $1 billion, and with returns on assets of more than .75%, excluding banks established after 1990, was 5.1%.

•	Based on the above and its experience in valuing bank stocks, Danielson Capital chose a growth rate of 7%.
Minimum capital ratio of 7.5%:
•	The minimum leverage ratio to be well capitalized is 5% but most banks, nationally and in Pennsylvania, that do not have regulatory issues exceed this level.

•	The median equity/assets for publicly-traded commercial banks in Pennsylvania with assets between $250 million and $1 billion and equity/assets of less than 13% (to exclude overcapitalized institutions) was 8.99% at the end of 2006.

•	Based on the above and its experience in valuing bank stocks, Danielson Associates chose a minimum capital/assets ratio of 7.50%.
Effects of the Offer, Page 11
6.	You do not list the possibility of the shares being deregistered under the Exchange Act or from the Nasdaq as a result of this offer, and you are only offering to purchase 6% of Bancorp’s outstanding shares. However, at the same time, you are providing in this Offer to Purchase the disclosure normally associated with a “going private transaction” subject to Rule 13e-3. Please confirm in your response letter that you do not believe this tender offer will result in one of the “going private” effects listed in Rule13e-3(a)(3)(ii), and explain the basis for your belief.
Response:	We confirm that this tender offer will not result in one of the “going private” effects listed in Rule13e-3(a)(3)(ii). Comm Bancorp, Inc. has no intention to delist its stock from the NASDAQ Stock Market. Furthermore, on February 16, 2007, the record date to determine the number of odd-lot holders, there were approximately 1,181 stockholders of record of which approximately 160 were odd-lot holders. Therefore, even if all odd-lot holders tendered and the company accepted such tenders, the proforma effect would not lower the number of stockholders below 300 in number.

Christina Chalk

April 10, 2007
     If you have any further questions concerning these responses, please do not hesitate to contact me at (717) 243-6222.

Very truly yours, SAIDIS, FLOWER & LINDSAY
/s/ John B. Lampi
John B. Lampi, Esquire
JBL/bb

cc:	Scott A. Seasock, Executive Vice President and Chief Financial Offer, Comm Bancorp, Inc.
Enclosures